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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  4487774 10 9
                                 (CUSIP Number)

                                December 31, 2000
             [Date of Event Which Requires Filing of this Statement]

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]    Rule 13d-1(b)
          [ ]    Rule 13d-1(c)
          [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 448774 10 9                                          Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Pomona College 95-1664112
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    California, USA
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                                   5  SOLE VOTING POWER

                                      870,070
                                   ---------------------------------------------
          NUMBER OF                6  SHARED VOTING POWER
    SHARES BENEFICIALLY
          OWNED BY                    none
       EACH REPORTING              ---------------------------------------------
        PERSON  WITH               7  SOLE DISPOSITIVE POWER

                                     870,070
                                   ---------------------------------------------
                                   8  SHARED DISPOSITIVE POWER

                                      none
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    870,070
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.1%(1)
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12  TYPE OF REPORTING PERSON*

    OO
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(1)  This figure reflects that Pomona College may be deemed the beneficial owner of 870,070 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Annual Report on Form 10-K filed for the year ended December 31, 2000, as of February 28, 2001, there were a total of 8,641,200 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. Pomona College may be deemed to have 6.1% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock. The class B common stock, as reported herein, for which Pomona College may be deemed beneficial owner is held through a nominee.


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CUSIP NO. 448774 10 9                                          Page 3 of 5 Pages
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ITEM 1.

   Item 1(a) Name of Issuer:                 Hydril Company
   Item 1(b) Address of Issuer's             3300 North Sam Houston Parkway East
             Principal Executive Officers:   Houston, Texas 77032-3411

ITEM 2.

   Item 2(a) Name of Person Filing:          Pomona College
   Item 2(b) Address of Principal            Alexander Hall,
             Business:                       550 North College Avenue
                                             Claremont, CA 91711

   Item 2(c) Citizenship:                    USA
   Item 2(d) Title of Class of Securities:   Common Stock
   Item 2(e) CUSIP Number:                   448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c).

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 (U.S.C. 80a-8).

         (e) [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with Rule 13d-1(b) (1)(ii)(J).

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CUSIP NO. 448774 10 9                                          Page 4 of 5 Pages
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ITEM 4.  OWNERSHIP

          (a)  Amount Beneficially Owned: 870,070 (held through a nominee)

          (b)  Percent of Class: 6.1% (See footnote 1 to item 11 on cover page)

          (c)  Number as to which such person has:

               (i)   Sole power to vote or direct the vote:         870,070

               (ii)  Shared power to vote or direct the vote:          none

               (iii) Sole power to dispose or to direct the
                     disposition of:                                870,070

               (iv)  Shared power to dispose of or to direct the
                     disposition:                                      none

ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable
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CUSIP NO. 448774 10 9                                          Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2001


                                                   POMONA COLLEGE


                                                   By:  /s/ CARLENE MILLER
                                                       -------------------------
                                                   Name:  Carlene Miller
                                                   Title: Treasurer

                                                   By:  /s/ JANIS S. MOORMANN
                                                       -------------------------
                                                   Name:  Janis S. Moormann
                                                   Title: Assistant Treasurer